Phoenix Life Insurance Company

Customer Care Center

P.O. Box 22012

Albany, NY 12201

www.phoenixwm.com

1-800-541-0171

November 21, 2013

Re: Your variable annuity contract or variable universal life insurance policy issued by Phoenix Life Insurance Company

Dear Valued Customer:

Background. As we previously disclosed to you, we have determined that Phoenix Life Insurance Company’s previously issued audited financial statements for the years ended December 31, 2011, 2010 and 2009, prepared on the basis of Generally Accepted Accounting Principles (“GAAP”), should no longer be relied upon and should be restated because of certain errors in those financial statements.

Separately, in May, 2013 contract owners were mailed the audited financial statements for the year ended December 31, 2012 for the separate account(s) in which their contract values were invested as those financial statements are not affected by the GAAP restatement process for Phoenix Life Insurance Company (the “Company”).

Updates.

Update of Restatement Timing

As of November 15, 2013, the Company believes the work on its restatement of prior period financial statements prepared in accordance with GAAP is in its final phases, and that its parent, The Phoenix Companies, Inc. (“Phoenix”), is preparing its corrective and delayed filings. Once Phoenix has established a timetable for the filing with the Securities and Exchange Commission of its historical restated annual and interim GAAP financial statements, its third quarter 2012 Form 10-Q and its subsequent periodic reports, the Company expects to provide a further update on the restatement.

Update regarding 2012 Annual STAT Financial Statements

The Company previously reported that the completion of its audited financial statements for the year ended December 31, 2012 prepared in accordance with Statements of Statutory Accounting Principles (“STAT”) would be delayed because they are dependent on substantial completion of the restatement of prior period GAAP financial statements for both the Company and Phoenix, the evaluation of the control environment related to the

Insurance and annuities issued by Phoenix Life Insurance Company, East Greenbush, NY, PHL Variable Insurance Company (PHLVIC), Hartford, CT and Phoenix Life and Annuity Company (PLAC), Hartford, CT. PHLVIC is not authorized to conduct business in NY and ME. PLAC is not authorized to conduct business in CA, GA, MA, ME, MN, NH, and NY and not authorized to conduct variable universal life insurance business in ID and LA.

Variable products distributed by 1851 Securities, Inc., One American Row, Hartford, CT, 06102.

NovNotice2013-PLIC

STAT and GAAP financial statements and the related audit processes, and that the situation remains fluid as additional issues are identified and resolved. The Company has received extensions from the New York Division of Financial Services, its domiciliary state insurance regulator, for filing its 2012 audited STAT financial statements and intends to seek further extensions as required.

Unaudited STAT financial results for the third quarter of 2012, full year 2012, and first, second and third quarters of 2013 were filed on time with state insurance regulators and are posted on our website at www.phoenixwm.com* under “Investor Relations.” At September 30, 2013, the Company’s statutory surplus and asset valuation reserve was $785.0 million.

As a result of the previously announced GAAP restatement process and the respective audits for the STAT and GAAP financial statements for the year ended December 31, 2012, the Company’s statutory surplus at September 30, 2013 reflects $28.0 million of negative net prior period adjustments made through the third quarter of 2013, including $1.6 million of negative net prior period adjustments recorded in the quarter ended September 30, 2013.

The Company advises that its full year 2012 and first, second and third quarter 2013 unaudited STAT results filed with its domiciliary state insurance regulator can continue to be relied upon, after taking into consideration the $28.0 million of negative net prior period adjustments referred to above, but that situation can change. The Company notes that there are errors arising from the restatement process and the STAT and GAAP audits that have been identified, some of which have been quantified while others have not yet been fully assessed and quantified. These errors, along with additional errors that may be identified, could, individually or in the aggregate, materially and adversely impact the 2012 and 2013 unaudited STAT financial statements that have been previously made publicly available by the Company and the 2012 audited annual STAT financial statements, when completed, could materially and adversely vary from the 2012 unaudited annual STAT results.

Due to the differences between STAT and GAAP accounting principles, the STAT adjustments referred to above may not be the same as the adjustments made to the GAAP financial statements as a result of the restatement, and such differences could be material.

Update regarding the federal Defense of Marriage Act

As a result of a June 2013 decision by the United States Supreme Court, a portion of the federal “Defense of Marriage Act” was ruled unconstitutional. The prior section had provided that federal statutes could not recognize same-sex marriages. With this decision striking down the prior law, valid same-sex marriages are now recognized under federal law and any options afforded by the federal tax law to a spouse under Section 72(s) and 401(a)(9) of the Internal Revenue Code are now available to all spouses, including same-sex spouses.

On August 29, 2013, the Internal Revenue Service (“IRS”) clarified its position regarding same-sex marriages for all federal tax purposes. If a couple is married in a jurisdiction (including foreign country) that permits same-sex marriage, that marriage will be recognized for all federal tax purposes regardless of the state law in the jurisdiction where the couple resides. The IRS further indicated that civil unions and registered domestic partnerships are not marriages for federal tax purposes.

Insurance and annuities issued by Phoenix Life Insurance Company, East Greenbush, NY, PHL Variable Insurance Company (PHLVIC), Hartford, CT and Phoenix Life and Annuity Company (PLAC), Hartford, CT. PHLVIC is not authorized to conduct business in NY and ME. PLAC is not authorized to conduct business in CA, GA, MA, ME, MN, NH, and NY and not authorized to conduct variable universal life insurance business in ID and LA.

Variable products distributed by 1851 Securities, Inc., One American Row, Hartford, CT, 06102.

NovNotice2013-PLIC

The action by the IRS and the United States Supreme Court does not impact state laws. Thus, for state law purposes, a couple will only be married if permitted under that state’s laws. Thus, a couple could be married for federal tax purposes but not for state law purposes.

Please note that further legal developments may occur that would impact same-sex civil union couples, domestic partners and spouses. All individuals should contact their tax advisors regarding their personal tax situations.

*                *                 *                *

This notice should be retained for future reference. If you have any questions, please contact us at 1-800-541-0171.

This notice has not been audited by the independent auditors.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements of the Company with respect to the anticipated future performance of the Company and its products. These forward-looking statements include statements relating to, or representing management’s beliefs about, our future transactions, strategies, operations and financial results, including, without limitation, our expectation to provide information within anticipated timeframes and potential penalties that may result from failure to file statutory financial statements with state insurance regulators. Such forward-looking statements often contain words such as “will,” “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “is targeting,” “may,” “should” and other similar words or expressions. Forward-looking statements are made based upon management’s current expectations and beliefs and are not guarantees of future performance. Our ability to provide updated information about the restatement in the anticipated timeframe, complete our financial statement restatement and resume providing financial information in a timely manner is subject to a number of contingencies, including but not limited to, whether we continue to identify errors in our financial statements, whether existing systems and processes can be timely updated, supplemented or replaced, and the complexity of, and periods covered by, the restatement. The inclusion of forward-looking statements should not be regarded as a representation by the Company, or any other person, that any future performance will be achieved by the Company. You are cautioned not to place undue reliance on such forward-looking statements. Our actual business, financial condition or results of operations may differ materially from those suggested by forward-looking statements as a result of risks and uncertainties which include, among others, those risks and uncertainties described in this document and our product registration statements as amended and supplemented from time to time. You are urged to carefully consider all such factors. We do not undertake or plan to update or revise forward-looking statements to reflect actual results, changes in plans, assumptions, estimates or projections, or other circumstances occurring after the date of this document, even if such results, changes or circumstances make it clear that any forward-looking information will not be realized. If we make any future public statements or disclosures which modify or impact any of the forward-looking statements contained in or accompanying this document, such statements or disclosures will be deemed to modify or supersede such statements in this document.

*	Intended as an inactive textual reference only.

Insurance and annuities issued by Phoenix Life Insurance Company, East Greenbush, NY, PHL Variable Insurance Company (PHLVIC), Hartford, CT and Phoenix Life and Annuity Company (PLAC), Hartford, CT. PHLVIC is not authorized to conduct business in NY and ME. PLAC is not authorized to conduct business in CA, GA, MA, ME, MN, NH, and NY and not authorized to conduct variable universal life insurance business in ID and LA.

Variable products distributed by 1851 Securities, Inc., One American Row, Hartford, CT, 06102.

NovNotice2013-PLIC	BPD38929

3